UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Wrong CIK filing


Reference # for erroneous filing:

Accession # 0001226355-16-000007
Submission type: SC 13G
Date of submission: February 16, 2016

THE REFERENCED FILING WAS SUBMITTED IN ERROR AND SHOULD BE DISREGARDED


Regarding submission accession number: 0001226355-16-000007, the wrong CIK number was used for form type SC 13G on 2/16/2016.
A corrected filing was immediately submitted under the correct CIK on 2/16/2016 (accession number 0001226355-16-000009).